TRANSGLOBE ENERGY CORPORATION APPOINTS MR. ROBERT G. JENNINGS
TO BOARD OF DIRECTORS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, September 13, 2011 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce the appointment of Mr. Robert (Rob) G. Jennings to its Board of Directors. Mr. Jennings will serve as the sixth independent Director of TransGlobe.

Mr. Jennings has recently retired from Jennings Capital Inc. which he established in 1993, as a full service independent investment firm providing corporations with research, corporate finance and sales services in both the national and international marketplace.

Rob’s career in investment banking began in 1968, when he joined McLeod Young Weir and assumed positions of increasing responsibility until ultimately Vice President, Corporate Finance for Alberta. In January 1979, he created a boutique firm, Carson Jennings & Associates, focused on private placements and merger/acquisition markets. In September 1988 Rob sold the firm to Walwyn Stodgell Ltd., prior to Walwyn’s takeover of Midland Doherty, accepting the position of Senior Vice President and Director of Corporate and Government Finance for Western Canada with Midland Walwyn Capital Inc. He remained in the position until August 1993, when he founded Jennings Capital Inc. in Calgary.

Rob serves and has previously served on several public, private and charitable boards including a number of resource companies.

“We are very pleased with the addition of Rob to our Board. His extensive board and investment banking experience in the resource sector including mergers and acquisitions, will strongly enhance TransGlobe’s Board of Directors as the Company continues to grow and expand,” stated Robert A. Halpin, Chairman of the Board of Directors.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: (403) 264-9888
Email: investor.relations@trans-globe.com
Website: www.trans-globe.com